April 27, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Subject:	Alkermes, Inc.
Form 10-K for the Year Ended March 31, 2006
Filed June 14, 2006
File No. 001-14131
Dear Mr. Rosenberg:
     We are requesting a further extension of time to file our response to the matter addressed in your letter dated March 7, 2007. We request an extension to respond on or before May 11, 2007, in lieu of our previous request to respond on or before April 27, 2007. The extension will allow us to continue to formulate a more thorough response to your question.
     If you have any questions with regard to this correspondence, please contact me at (617) 583-6127.
Sincerely,

/s/ James M. Frates
James M. Frates
Chief Financial Officer and Treasurer